SOUTHEASTERN BANKING CORPORATION

2001
ANNUAL REPORT

A TRADITION OF EXCELLENCE

SOUTHEASTERN BANK / SBC FINANCIAL SERVICES, INC.

Southeastern Banking Corporation

Southeastern Banking Corporation, with assets of $355 million, is a financial services company with operations in southeast Georgia and northeast Florida. Southeastern Bank, the Company's principal subsidiary, offers a full line of commercial and retail services to meet the financial needs of its customer base through its fourteen branch locations and atm network. Services offered include traditional deposit and credit services, long-term mortgage originations, and credit cards. Southeastern Bank also offers 24-hour delivery channels including internet and telephone banking. The Company's insurance subsidiary, SBC Financial Services, Inc., provides insurance agent and investment brokerage services with an emphasis on financial planning. In addition to traditional insurance, products offered include fixed and indexed annuities, mutual funds, retirement plans, and long-term care policies.

Table of Contents

Financial Highlights

Years Ended December 31,	**2001**	2000	*Percent Change*
At December 31:			
Total assets	**$355,214,815**	$349,578,552	1.61%
Earning assets	**329,635,249**	323,154,556	2.01
Loans, net of unearned income	**163,348,325**	173,802,419	-6.01
Allowance for loan losses	**3,134,594**	3,159,165	-0.78
Investment securities	**157,619,924**	145,055,137	8.66
Deposits	**298,706,827**	295,736,311	1.00
Long-term debt	**5,000,000**	5,000,000	-
Treasury stock	**3,247,718**	2,485,742	30.65
Realized shareholder's equity	**44,655,983**	44,709,761	-0.12
# of shares outstanding	**3,385,470**	3,436,696	-1.49
For the Year:			
Net income	**4,097,126**	4,935,094	-16.98
Common dividends paid	**1,842,370**	1,654,154	11.38
Per Common Share:			
Basic earnings	**1.21**	1.42	-14.79
Dividends declared	**1.00**	0.51	96.08
Market price:			
High	**16.50**	17.75	-7.04
Low	**13.00**	12.00	8.33
Book value	**13.19**	13.01	1.38
Financial Ratios:			
Return on average assets	**1.15%**	1.41%	-18.44
Return on beginning equity	**9.16**	11.21	-18.29
Tier 1 capital ratio	**23.45**	23.05	1.74
Total capital ratio	**24.71**	24.30	1.69
Tier 1 leverage ratio	**12.32**	12.56	-1.91

Southeastern Banking Corporation .....
Continuing A Tradition of Excellence

Dear Fellow Shareholders:



2001 was a year committed to strengthening the Company's infrastructure to ensure our preparedness to meet new challenges and opportunities in the years ahead. **The first major opportunity came in October when we entered into an agreement to purchase the Bank of Richmond Hill in Bryan County, Georgia.** This acquisition was completed on January 31, 2002, providing our Company with a foothold in one of the fastest-growing markets in Southeast Georgia. We were fortunate to obtain quality personnel in addition to a banking facility strategically located on the major travel artery between Richmond Hill and Savannah. This purchase is an important step in moving the Company into developing markets with above-average potential for loan and deposit growth.

With respect to our financial results, earnings for 2001 were $4,097,126 or $1.21 per share. Our return on assets, comparable to peer levels, was 1.15%, and our return on equity was 9.16%. The major difference from prior year results stemmed from a decline in spread between interest income and expense. The unprecedented rate reductions by the Federal Reserve during 2001 resulted in yields on floating rate loans repricing much quicker than rates on deposits. In a down rate environment, competitive and other factors constrain timing of rate cuts on deposit products whereas loans tied to prime and other variable indexes reprice instantaneously. Reductions in loan balances further impacted earnings. The decline in loans was due to several factors, including new competitors in markets already experiencing marginal growth, pay-downs on large loans in the normal course of business, and commercial customers choosing to reduce operating lines in a slowing economy. Total deposits increased only slightly from the prior year; appreciatively, most of the growth was attributable to noninterest bearing balances.

Some effects from last year's rate environment were positive. With lower long-term rates available in the secondary market, the Company generated its highest level ever of mortgage origination fee income. While anticipated rate increases may cause a slow-down in new originations later this year, our mortgage income in 2002 year-to-date exceeds the comparable period a year ago. Increasing noninterest income continues to be of great importance for the Company and constitutes a key goal for 2002.

As we entered a period of industry-wide increases in loan delinquencies, bankruptcy filings, and stress on our commercial business customers, loan administration and quality control garnered even greater significance. **Fortunately, the overall quality of the loan portfolio remains strong. Nonperforming assets as a percentage of loans and other real estate decreased 42.79% from 2000, and net charge-offs declined for the fifth straight year in a row.** Our allowance for loan losses totaled a strong 1.92% at year-end.

Our company remains well-capitalized, liquid, and determined to give shareholders an excellent return on their investment. This commitment is evidenced by an increase in the regular quarterly dividend every year since the holding company's formation in 1980.

In closing, the employees of our Company have a strong sense of camaraderie and enthusiasm as they pursue their goals for 2002. On their behalf, I thank you for your interest and support.

Respectfully submitted,

Cornelius P. Holland III
President
April 23, 2002



Southeastern Bank Corporation
Board of Directors

Seated, left to right: Cornelius P. Holland, III, Alyson G. Beasley, S. Michael Little.
Standing: Consultant E. B. Stapleton, Jr., G. Norris Johnson, David H. Bluestein, Gene F. Brannen, William Downey, Alva J. Hopkins, III, Leslie H. Blair.



Southeastern Bank Board of Directors

Seated, left to right: A. Wade Strickland, Farris Thomas, Cornelius P. Holland, III, Alyson G. Beasley, S. Michael Little, William Downey.
Standing: G. Norris Johnson, Alva J. Hopkins, III, Dan A. Williams, Gene F. Brannen, Leslie H. Blair, Lawrence F. Jacobs, Archie C. Davis, Jr., David H. Bluestein.



Emeritus Directors

Standing, left to right:
Charles M. Williamson, Jr.
Gus Patelidas
Frank B. Williams, Jr.
E. B. Stapleton, Jr.

Corporate Officers

Seated, left to right:
Wanda D. Pitts
Alyson G. Beasley
E. Amanda Kirby
Standing:
Cornelius P. Holland, III
S. Michael Little
Marvin L. Pipkin
Randall D. Hicks
W. Daniel Burkhalter
Rodney P. C. Burney
Alan E. Harper





Operational Staff

Seated, left to right:
Scott Sykes
Mark Belcher
Paul H. Ploeger, III
Standing:
Millie J. Ray
Judy H. Doke
Christina A. Belcher
Carolyn B. Kopotic

BDO

BDO Seidman, LLP
Accountants and Consultants

285 Peachtree Center Avenue, Suite 800
Atlanta, Georgia 30303-1230
Telephone: (404) 688-6841
Fax: (404) 688-1075

Report of Independent Certified Public Accountants

The Shareholders
Southeastern Banking Corporation
Darien, Georgia

We have audited the accompanying consolidated balance sheets of Southeastern Banking Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southeastern Banking Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Atlanta, Georgia
March 7, 2002

December 31,	**2001**	2000
Assets		
Cash and due from banks, including reserve requirements of approximately $6,464,000 and $5,805,000 at December 31, 2001 and 2000	**$ 16,787,021**	$ 15,852,283
Federal funds sold	**7,580,000**	3,210,000
Cash and cash equivalents	**24,367,021**	19,062,283
Investment securities		
Held-to-maturity (market value of approximately $35,451,000 and $26,941,000 at December 31, 2001 and 2000)	**35,090,649**	26,679,250
Available-for-sale, at market value	**122,529,275**	118,375,887
Total investment securities	**157,619,924**	145,055,137
Loans, gross	**163,805,412**	174,555,359
Unearned income	**(457,087)**	(752,940)
Allowance for loan losses	**(3,134,594)**	(3,159,165)
Loans, net	**160,213,731**	170,643,254
Premises and equipment, net	**6,675,354**	6,723,135
Intangible assets	**904,836**	1,095,560
Other assets	**5,433,949**	6,999,183
Total Assets	**$355,214,815**	$349,578,552
Liabilities and Shareholders' Equity		
Liabilities		
Noninterest-bearing deposits	**$ 57,826,266**	$ 55,125,661
Interest-bearing deposits	**240,880,561**	240,610,650
Total deposits	**298,706,827**	295,736,311
U.S. Treasury demand note	**493,153**	1,001,957
Federal Home Loan Bank advances	**5,000,000**	5,000,000
Other liabilities	**5,417,508**	3,500,109
Total liabilities	**309,617,488**	305,238,377
Commitments and Contingencies (Notes 15 and 16)		
Shareholders' Equity		
Common stock ($1.25 par value; 10,000,000 shares authorized; 3,580,797 shares issued; 3,385,470 and 3,436,696 shares outstanding at December 31, 2001 and 2000)	**4,475,996**	4,475,996
Additional paid-in capital	**1,391,723**	1,391,723
Retained earnings	**42,035,982**	41,327,784
Treasury stock, at cost (195,327 and 144,101 shares at December 31, 2001 and 2000)	**(3,247,718)**	(2,485,742)
Realized shareholders' equity	**44,655,983**	44,709,761
Accumulated other comprehensive income – unrealized gains (losses) on investment securities, net of tax	**941,344**	(369,586)
Total shareholders' equity	**45,597,327**	44,340,175
Total Liabilities and Shareholders' Equity	**$355,214,815**	$349,578,552

See accompanying notes to consolidated financial statements.

Years ended December 31,	2001	2000	1999
Interest income			
Loans, including fees	**$16,263,390**	$18,215,106	$17,100,365
Federal funds sold	**829,442**	226,160	323,975
Investment securities			
Taxable	**7,116,022**	7,487,002	7,195,796
Tax-exempt	**1,364,028**	1,243,991	1,271,925
Other assets	**80,457**	90,405	93,967
Total interest income	**25,653,339**	27,262,664	25,986,028
Interest expense			
Deposits	**10,707,104**	11,200,883	10,832,888
Federal funds purchased	**-**	51,705	29,578
U.S. Treasury demand note	**30,076**	53,050	39,345
Federal Home Loan Bank advances	**300,111**	417,632	-
Total interest expense	**11,037,291**	11,723,270	10,901,811
Net interest income	**14,616,048**	15,539,394	15,084,217
Provision for loan losses	**1,200,000**	1,200,000	1,200,000
Net interest income after provision for loan losses	**13,416,048**	14,339,394	13,884,217
Noninterest income			
Service charges on deposit accounts	**2,306,877**	2,391,950	2,542,076
Investment securities gains, net	**14,942**	6,844	3,738
Other operating income	**1,102,410**	992,453	922,965
Total noninterest income	**3,424,229**	3,391,247	3,468,779
Noninterest expense			
Salaries and employee benefits	**6,187,339**	6,126,576	5,747,257
Occupancy and equipment, net	**2,067,672**	1,944,370	1,843,734
Other operating expense	**2,927,190**	2,737,310	2,930,002
Total noninterest expense	**11,182,201**	10,808,256	10,520,993
Income before income tax expense	**5,658,076**	6,922,385	6,832,003
Income tax expense	**1,560,950**	1,987,291	1,982,838
Net income	**$ 4,097,126**	$ 4,935,094	$ 4,849,165
Basic earnings per common share	**$ 1.21**	$ 1.42	$ 1.35

See accompanying notes to consolidated financial statements.

	Common Stock	*Additional Paid-In Capital*	*Retained Earnings*	*Treasury Stock*	*Accumulated Other Comprehensive Income*	*Total*
Balance, December 31, 1998	$4,475,996	$1,391,723	$34,993,625	$ -	$ 288,953	$41,150,297
Comprehensive income:						
Net income	-	-	4,849,165	-	-	4,849,165
Other comprehensive income, net of tax effect of $1,629,709:						
Change in unrealized gains (losses) on available-for-sale securities	-	-	-	-	(3,163,551)	(3,163,551)
Comprehensive income						1,685,614
Cash dividends declared ($0.47 per share)	-	-	(1,682,975)	-	-	(1,682,975)
Balance, December 31, 1999	4,475,996	1,391,723	38,159,815	-	(2,874,598)	41,152,936
Comprehensive income:						
Net income	-	-	4,935,094	-	-	4,935,094
Other comprehensive income, net of tax effect of $1,290,463:						
Change in unrealized gains (losses) on available-for-sale securities	-	-	-	-	2,505,012	2,505,012
Comprehensive income						7,440,106
Cash dividends declared ($0.51 per share)	-	-	(1,767,125)	-	-	(1,767,125)
Purchase of treasury stock	-	-	-	(2,485,742)	-	(2,485,742)
Balance, December 31, 2000	4,475,996	1,391,723	41,327,784	(2,485,742)	(369,586)	44,340,175
Comprehensive income:						
Net income	-	-	**4,097,126**	-	-	**4,097,126**
Other comprehensive income, net of tax effect of $675,328:						
Change in unrealized gains (losses) on available-for-sale securities	-	-	-	-	**1,310,930**	**1,310,930**
Comprehensive income						**5,408,056**
Cash dividends declared ($1.00 per share)	-	-	**(3,388,928)**	-	-	**(3,388,928)**
Purchase of treasury stock	-	-	-	**(761,976)**	-	**(761,976)**
Balance, December 31, 2001	**$4,475,996**	**$1,391,723**	**$42,035,982**	**$(3,247,718)**	**$ 941,344**	**$45,597,327**

See accompanying notes to consolidated financial statements.

Years ended December 31,	2001	2000	1999
Operating activities			
Net income	$ 4,097,126	$ 4,935,094	$ 4,849,165
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,200,000	1,200,000	1,200,000
Depreciation	767,170	702,023	672,934
Amortization and accretion, net	123,228	177,149	249,835
Deferred income tax (benefit) expense	(29,353)	96,159	49,101
Investment securities gains, net	(14,942)	(6,844)	(3,738)
Net losses (gains) on sales of other real estate	37,157	(25,981)	214,337
Changes in assets and liabilities:			
Decrease (increase) in other assets	813,755	(855,984)	(77,500)
Increase in other liabilities	370,840	138,945	37,606
Net cash provided by operating activities	7,364,981	6,360,561	7,191,740
Investing activities			
Principal collections and maturities of investment securities:			
Held-to-maturity	3,514,700	3,173,400	2,205,200
Available-for-sale	99,875,547	7,501,147	49,793,188
Proceeds from sales of investment securities available-for-sale	-	2,996,719	1,001,562
Purchases of investment securities held-to-maturity	(11,958,805)	(1,856,585)	(6,371,457)
Purchases of investment securities available-for-sale	(101,927,535)	(8,229,345)	(64,357,623)
Net decrease (increase) in loans	9,050,120	(8,890,486)	(3,652,848)
Proceeds from sales of other real estate	247,753	452,568	761,018
Capital expenditures, net	(719,389)	(716,344)	(777,800)
Net cash used in investing activities	(1,917,609)	(5,568,926)	(21,398,760)
Financing activities			
Net increase (decrease) in deposits	2,970,516	5,452,050	(2,412,335)
Net (decrease) increase in federal funds purchased	-	(3,950,000)	3,950,000
Net (decrease) increase in U.S. Treasury demand note	(508,804)	(907,541)	1,093,445
Proceeds from Federal Home Loan Bank advances	-	10,000,000	-
Repayment of Federal Home Loan Bank advances	-	(5,000,000)	-
Purchase of treasury stock	(761,976)	(2,485,742)	-
Dividends paid	(1,842,370)	(1,654,154)	(1,742,774)
Net cash (used in) provided by financing activities	(142,634)	1,454,613	888,336
Net increase (decrease) in cash and cash equivalents	5,304,738	2,246,248	(13,318,684)
Cash and cash equivalents at beginning of year	19,062,283	16,816,035	30,134,719
Cash and cash equivalents at end of year	$ 24,367,021	$ 19,062,283	$ 16,816,035

See accompanying notes to consolidated financial statements.

1. Description of Business and Summary of Significant Accounting and Reporting Policies

Description of Business

Southeastern Banking Corporation and its subsidiaries, Southeastern Bank and SBC Financial Services, Inc. (collectively, the Company), provide a full array of financial services to meet the financial needs of individual, commercial, and government customers in southeast Georgia and northeast Florida. The consolidated financial statements include the accounts of Southeastern Banking Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period, the most significant of which pertain to the allowance for loan losses. Actual results could vary from these estimates.

Reclassifications

Certain prior year amounts have been restated to conform with the current year financial statement presentation.

Cash Equivalents

Cash equivalents include due from banks and federal funds sold. Generally, federal funds are sold for one day periods.

Investment Securities

Investment securities are classified as held-to-maturity or available-for-sale. Securities which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. Securities not classified as held-to-maturity are classified as available-for-sale and are carried at market value with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of shareholders' equity until realized. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Gains and losses on sales of investment securities are recognized based on the adjusted costs of the specific securities at disposition.

Loans

Loans are reported at the principal amount outstanding, net of unearned income and the allowance for loan losses. Interest income on loans is generally recognized on a level-yield basis.

Loans are changed to nonaccrual status when the full timely collection of principal or interest becomes doubtful or the loans become contractually past due 90 days or more as to either principal or interest, unless the loans are both well-secured and in the process of collection. Accrued interest on any loan changed to nonaccrual status is reversed. Cash receipts on nonaccrual loans are applied first to outstanding principal balances and secondly to interest.

The Company typically measures the impairment of a loan based on the present value of expected future cash flows discounted at the loan's effective interest rate. The exception to this policy is real estate loans whose impairment is based on the estimated fair value of the collateral. If the fair value of the underlying collateral is less than the recorded balance of the loan, the Company includes this deficiency in evaluating the overall adequacy of the allowance for loan losses.

Allowance for Loan Losses

The Company's allowance for loan losses is that amount considered adequate to absorb potential losses in the loan portfolio based on management's evaluation of the size and current risk characteristics of the portfolio. Such evaluations consider the balance of impaired loans and prior loan loss experience as well as the impact of current economic conditions. Management considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. Specific allowances are established for impaired loans based on a comparison of the recorded carrying value of the loan to either the present value of the loan's expected cash flow, the loan's estimated market price, or the estimated fair value of the underlying collateral. Prior loss experience is based on a statistical loss migration analysis that examines loss experience and the related internal risk ratings of loans charged-off. The general economic conditions and other risk elements are based on marketplace conditions that are impacting borrowers and could affect the collectibility of loans.

Loan Origination Fees and Costs

Loan origination fees and certain direct loan origination costs are normally capitalized and recognized as an adjustment to the yields on the related loans. As the net amount of loan origination fees for the years ended December 31, 2001, 2000 and 1999 was not significant, no amounts have been capitalized or deferred.

Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation is calculated primarily using the straight-line method over the assets' estimated useful lives. Expenditures for maintenance and repairs are charged to operations as incurred, while betterments are capitalized.

Intangible Assets

Intangible assets consist of deposit base premiums and goodwill. The deposit base premiums are being amortized using the straight-line method over estimated useful lives ranging from 11 to 15 years. Goodwill is being amortized using the straight-line method over periods of 20 years or less. Due to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, goodwill will no longer be amortized effective January 1, 2002.

Long-lived assets, including certain fixed assets and intangibles, are evaluated regularly for other-than-temporary impairment. If circumstances suggest that the value of such assets may be impaired and a write-down would be material, an assessment of recoverability is performed prior to any write-down. Impairment of intangibles is evaluated at each balance sheet date or whenever events or changes in circumstances indicate that the carrying amount should be assessed. Impairment, if any, is recognized through a valuation allowance with a corresponding charge recorded in the income statement. The Company did not consider any of its long-lived assets to be impaired at December 31, 2001 and 2000.

Other Real Estate

Other real estate represents property acquired through foreclosure or in settlement of loans and is recorded at the lower of cost or fair value less estimated selling expenses. Other real estate also includes any property owned that was formerly used as a branch facility. Provisions for subsequent devaluation of other real estate are charged to operations, while costs associated with improving the property are capitalized. Gains and losses on sales of other real estate are recognized at disposition based on adjusted carrying values.

Income Taxes

The Company files consolidated income tax returns where permissible. Income tax expense (benefit) is allocated to each member of the consolidated group on the basis of their respective taxable income or loss included in the consolidated income tax returns. Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Off-Balance Sheet Financial Instruments

In the normal course of business, the Company originates financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These commitments involve varying degrees of risk in excess of the amounts recognized in the consolidated balance sheets. Commitments to extend credit represent legally binding agreements to lend to a customer with fixed expiration dates or other termination clauses. Since many commitments expire without being funded, total commitment amounts do not necessarily represent future liquidity requirements. The amount of collateral obtained is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, and property, plant and equipment. Standby letters of credit are conditional commitments issued by the Company guaranteeing the performance of a customer to a third party.

The Company does not invest in off-balance sheet derivative financial instruments such as swaps, options or forward contracts.

Basic Earnings Per Common Share

Basic earnings per common share are based on the weighted average number of common shares outstanding during each period. Shares outstanding totaled 3,397,823 in 2001, 3,474,887 in 2000 and 3,580,797 in 1999.

Recent Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138 in June 1999 and June 2000, respectively. These statements were required to be adopted for fiscal years beginning after June 15, 2000 and require all derivatives to be recorded on the balance sheet at fair value and establish new accounting rules for hedging instruments. The transition provisions of SFAS 133 permit a one-time transfer of debt securities categorized as held-to-maturity into the available-for-sale category without calling into question the entity's intent to hold other debt securities to maturity in the future. The Company adopted the provisions of SFAS 133, as amended, on January 1, 2001. SFAS 133 did not have a material impact on the

Company's financial position or results of operations.

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In October 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of SFAS No. 125." The new statement revises accounting criteria for securitizations, other financial asset transfers, and collateral and introduces new disclosures, but otherwise carries forward most of SFAS No. 125's provisions without amendment. Adoption of this statement did not have a significant impact on the consolidated financial statements.

Business Combinations/Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination, and SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. These standards require all future business combinations to be accounted for using the purchase method of accounting. With the adoption of these standards, goodwill is no longer amortized but instead is subject to impairment tests at least annually. The Company adopted SFAS 141 and 142, in entirety, effective January 1, 2002. At December 31, 2001, goodwill balances totaled $256,775; related amortization for the year totaled $49,288. Adoption of these standards did not have a material impact on the Company's financial position or results of operations.

Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This standard improves financial reporting by requiring one accounting model be used for long-lived assets to be disposed by sale and by broadening the presentation of discontinued operations to include more disposal transactions. The Company adopted SFAS 144 effective January 1, 2002. SFAS 144 did not have a material impact on the consolidated financial statements.

2. Supplemental Cash Flow Information

Certain supplemental disclosure of cash flow information and noncash investing and financing activities follows:

Years ended December 31,	**2001**	2000	1999
Cash paid during the year			
Interest	**$11,081,691**	$11,666,270	$10,911,512
Income taxes	**1,360,000**	2,045,000	2,042,000
Noncash investing and financing activities			
Loans foreclosed	**$ 2,305,441**	$ 488,810	$ 1,382,851
Loans made in connection with sales of foreclosed real estate	**2,126,038**	545,156	346,712

3. Investment Securities

The amortized cost and estimated fair value of investment securities were as follows:

December 31, 2001	*Amortized Cost*	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Fair Value*
Available-for-sale				
U.S. Treasury and U.S. Government agencies	$ 70,316,658	$1,345,778	$192,239	$ 71,470,197
Mortgage-backed securities	41,021,456	271,591	79,369	41,213,678
Corporates	9,764,882	123,192	42,674	9,845,400
	121,102,996	1,740,561	314,282	122,529,275
Held-to-maturity				
States and political subdivisions	35,090,649	614,405	253,774	35,451,280
	35,090,649	614,405	253,774	35,451,280
Total investment securities	$156,193,645	$2,354,966	$568,056	$157,980,555

December 31, 2000	*Amortized Cost*	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Fair Value*
Available-for-sale				
U.S. Treasury and U.S. Government agencies	$100,086,039	$274,753	$ 519,764	$ 99,841,028
Mortgage-backed securities	18,849,826	11,405	326,372	18,534,859
	118,935,865	286,158	846,136	118,375,887
Held-to-maturity				
States and political subdivisions	26,679,250	443,913	182,634	26,940,529
	26,679,250	443,913	182,634	26,940,529
Total investment securities	$145,615,115	$730,071	$1,028,770	$145,316,416

The amortized cost and estimated fair value of debt securities at December 31, 2001, by contractual maturity, are shown in the next table. Expected maturities may differ from contractual maturities because borrowers may in many instances exercise early redemption features inherent in these securities with or without prepayment penalties.

December 31, 2001	Available-for-Sale Amortized Cost	Available-for-Sale Fair Value	Held-to-Maturity Amortized Cost	Held-to-Maturity Fair Value
Due within one year	$ 8,999,033	$ 9,113,380	$ 1,933,782	$ 1,951,199
Due after one year through five years	53,811,657	54,679,822	5,052,807	5,174,758
Due after five years through ten years	17,270,850	17,522,395	12,295,062	12,545,359
Due after ten years	-	-	15,808,998	15,779,964
	80,081,540	81,315,597	35,090,649	35,451,280
Mortgage-backed securities	41,021,456	41,213,678	-	-
	$121,102,996	$122,529,275	$35,090,649	$35,451,280

Gross realized gains were $14,942, $6,900 and $3,738, and gross realized losses were $0, $56 and $0 on sales and other redemptions of investment securities in 2001, 2000 and 1999, respectively.

Investment securities with carrying values of approximately $62,721,000 and $70,335,000 were pledged to secure public deposits and other funds, including advances from the Federal Home Loan Bank of Atlanta (Note 8), at December 31, 2001 and 2000.

4. Loans

The composition of the Company's loan portfolio is summarized as follows:

December 31,	2001	2000
Commercial, financial and agricultural	$ 56,064,795	$ 70,175,113
Real estate - construction	6,958,547	7,749,990
Real estate - mortgage	70,360,558	61,257,534
Consumer, including credit cards	30,421,512	35,372,722
Loans, gross	$163,805,412	$174,555,359

Activity in the allowance for loan losses is summarized below:

	2001	2000	1999
Balance at beginning of year	**$ 3,159,165**	$ 3,222,889	$ 3,406,626
Provision for loan losses	**1,200,000**	1,200,000	1,200,000
Charge-offs	**(1,550,351)**	(1,672,463)	(2,010,066)
Recoveries	**325,780**	408,739	626,329
Net charge-offs	**(1,224,571)**	(1,263,724)	(1,383,737)
Balance at end of year	**$ 3,134,594**	$ 3,159,165	$ 3,222,889

The Company's primary lending area is southeast Georgia and northeast Florida. Although the Company's loan portfolio is diversified, a significant portion of its loans is collateralized by real estate. Loans secured by real estate aggregated approximately $109,842,000 and $113,570,000 at December 31, 2001 and 2000. Real estate loans are collateralized based on certain loan-to-appraised value ratios.

Nonaccrual and restructured loans totaled approximately $1,881,000, $3,445,000 and $1,042,000 at December 31, 2001, 2000 and 1999, respectively. Unrecognized interest income on such loans during the years ended December 31, 2001, 2000 and 1999 totaled approximately $146,000, $127,000 and $114,000.

In the normal course of business, the bank subsidiary has made loans at prevailing interest rates and terms to directors, executive officers, and principal shareholders of the Company and its subsidiaries, and to their affiliates. The aggregate dollar amount of these loans, as defined, approximated $2,525,000 at December 31, 2001 and $3,001,000 at December 31, 2000. During 2001, approximately $1,117,000 of such loans were made and $1,593,000 were repaid. None of these loans have been restructured, nor were any related party loans charged-off during 2001 and 2000.

5. Premises and Equipment

Premises and equipment are summarized as follows:

December 31,	**2001**	2000
Land	**$ 1,449,614**	$ 1,224,507
Buildings	**6,725,557**	6,767,214
Furniture and equipment	**6,232,099**	5,760,365
	14,407,270	13,752,086
Accumulated depreciation and amortization	**(7,731,916)**	(7,028,951)
Premises and equipment, net	**$ 6,675,354**	$ 6,723,135

Depreciation and amortization of premises and equipment totaled $767,170, $702,023 and $672,934 in 2001, 2000 and 1999, respectively.

6. Interest-Bearing Deposits

Interest-bearing deposits consisted of the following:

December 31,	2001	2000
Interest-bearing demand deposits	$ 54,049,567	$ 50,308,816
Savings	84,140,099	73,781,134
Time certificates under $100,000	66,145,141	72,206,555
Time certificates $100,000 or more	36,545,754	44,314,145
Total interest-bearing deposits	$240,880,561	$240,610,650

Interest expense on time certificates of $100,000 or more approximated $2,518,000, $2,525,000 and $2,381,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The maturity distribution of the Company's time certificates over $100,000 was as follows:

December 31,	2001
Due in one year or less	$ 81,460,111
Over one year through three years	17,648,720
Over three years	3,582,064
	$102,690,895

7. Short-Term Borrowings

The Company utilizes short-term borrowings as needed for liquidity purposes in the form of U.S. Treasury demand notes and federal funds purchased. At December 31, 2001, the maximum amount of U.S. Treasury demand notes available to the Company was $3,000,000, of which $493,153 was outstanding. Unsecured lines of credit for federal funds purchased from third party banks totaled $24,000,000. No amounts were drawn against these lines at December 31, 2001 and 2000.

8. Other Borrowings

The Company has a line of credit from the Federal Home Loan Bank of Atlanta (FHLB) to meet general liquidity and other needs. Under this line, the Company can borrow, in total or increments, up to 16% of the bank subsidiary's total assets; at December 31, 2001, maximum borrowings totaled approximately $51,700,000. Advances outstanding with the FHLB totaled $5,000,000 at December 31, 2001 and 2000. The outstanding advance, which matures March 17, 2010, accrues interest at an effective rate of 6.00%, payable quarterly. The $5,000,000 advance is convertible into a three-month Libor-based floating rate anytime at the option of the FHLB.

9. Income Tax Expense

The components of income tax expense were as follows:

Years ended December 31,	**2001**	2000	1999
Federal			
Current tax expense	**$1,513,718**	$1,811,896	$1,836,977
Deferred tax (benefit) expense	**(29,353)**	96,159	49,101
	1,484,365	1,908,055	1,886,078
State			
Current tax expense	**76,585**	79,236	96,760
	$1,560,950	$1,987,291	$1,982,838

The Company's provisions for income taxes differ from the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes. A reconciliation of this difference follows:

Years ended December 31,	**2001**	2000	1999
Taxes at federal statutory rate	**$1,923,746**	$2,353,611	$2,322,881
Increase (decrease) resulting from:			
Tax-exempt interest income, net	**(434,627)**	(432,300)	(411,273)
State income taxes, net of federal benefit	**50,546**	52,296	63,863
Other, net	**21,285**	13,684	7,367
Total income tax expense	**$1,560,950**	$1,987,291	$1,982,838

The following schedule summarizes the temporary differences which comprised the net deferred tax asset:

December 31,	**2001**	2000
Deferred tax assets (liabilities)		
Allowance for loan losses	**$ 622,356**	$632,258
Other real estate	**73,786**	52,207
Unrealized (gains) losses on investment securities available-for-sale, net	**(484,936)**	190,392
Accretion of discounts on investment securities	**(11,621)**	(33,377)
Other	**-**	4,080
Net deferred tax asset	**$ 199,585**	$845,560

The Company has not recorded any valuation allowances for deferred tax assets.

10. Employee Benefit Plan

The Company has a noncontributory profit-sharing plan which covers substantially all employees. Under the terms of the plan, the Company's contributions are discretionary but are not to exceed an amount determined by a formula provided in the plan or the amount deductible for income tax purposes. Total contributions expensed under this plan totaled $450,000 in both 2001 and 2000 and $415,000 in 1999.

11. Disclosures About Fair Value of Financial Instruments

The following disclosures of the estimated fair value of financial instruments are made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts shown.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities - For investment securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans - For variable rate loans that reprice frequently with no significant change in credit risk, fair value approximates carrying value. The fair value of all other loans is estimated based upon a discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposit Liabilities - The fair value of demand and savings deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. The estimate of fair value is not intended to represent market value, deposit base premium or portfolio liquidation value.

Short-Term and Other Borrowings - The carrying value of federal funds purchased and U.S. Treasury demand notes approximates fair value. The fair value of Federal Home Loan Bank advances is estimated using the Company's incremental borrowing rate at December 31, 2001.

Commitments to Extend Credit and Standby Letters of Credit - Because the Company generally offers lending commitments and standby letters of credit to its customers for only short periods of time and the rates underlying such commitments therefore approximate market rates, the fair value of such commitments and standby letters of credit is equal to the amount outstanding at December 31, 2001 and 2000.

The following table presents the carrying values and estimated fair values of the Company's financial instruments:

	2001		2000	
December 31,	***Carrying Value***	***Fair Value***	*Carrying Value*	*Fair Value*
Financial assets				
Cash and cash equivalents	**$ 24,367,021**	**$ 24,367,021**	$ 19,062,283	$ 19,062,283
Investment securities	**157,619,924**	**157,980,555**	145,055,137	145,316,416
Loans, net	**160,213,731**	**161,954,701**	170,643,254	173,642,225
Financial liabilities				
Deposits	**$298,706,827**	**$299,368,317**	$295,736,311	$295,673,361
U.S. Treasury demand note	**493,153**	**493,153**	1,001,957	1,001,957
Federal Home Loan Bank advances	**5,000,000**	**5,934,542**	5,000,000	5,028,011
Off-balance sheet financial instruments				
Commitments to extend credit		**$ 16,492,000**		$ 17,975,000
Standby letters of credit		**1,382,000**		320,000

12. Condensed Financial Information of Southeastern Banking Corporation (Parent Company Only)

Parent Company only financial information is presented below:

Condensed Balance Sheets

December 31,	2001	2000
Assets		
Cash	$ 2,810,693	$ 1,106,966
Investment in subsidiaries, at equity	44,204,769	43,221,928
Premises and equipment, net	54,430	64,465
Other assets	795,700	668,522
Total Assets	$47,865,592	$45,061,881
Liabilities and Shareholders' Equity		
Liabilities		
Other liabilities	$ 2,268,265	$ 721,706
Shareholders' Equity		
Common stock	4,475,996	4,475,996
Additional paid-in capital	1,391,723	1,391,723
Retained earnings	42,035,982	41,327,784
Treasury stock, at cost	(3,247,718)	(2,485,742)
Realized shareholders' equity	44,655,983	44,709,761
Accumulated other comprehensive income - unrealized gains (losses) on investment securities, net of tax	941,344	(369,586)
Total shareholders' equity	45,597,327	44,340,175
Total Liabilities and Shareholders' Equity	$47,865,592	$45,061,881

Condensed Statements of Income

Years ended December 31,	**2001**	2000	1999
Income			
Dividends	**$4,500,000**	$3,962,000	$2,232,000
Interest income	**27,170**	41,428	52,785
Equity in undistributed income of subsidiaries	**(328,088)**	1,025,881	2,656,047
Other income	**74**	-	-
Total income	**4,199,156**	5,029,309	4,940,832
Operating expenses			
Occupancy and other expenses	**115,452**	95,872	88,608
Income before income tax (benefit) expense	**4,083,704**	4,933,437	4,852,224
Income tax (benefit) expense	**(13,422)**	(1,657)	3,059
Net income	**$4,097,126**	$4,935,094	$4,849,165

Condensed Statements of Cash Flows

Years ended December 31,	**2001**	2000	1999
Operating activities			
Net income	**$ 4,097,126**	$ 4,935,094	$ 4,849,165
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	**328,088**	(1,025,881)	(2,656,047)
Depreciation and amortization	**59,322**	59,322	59,322
Changes in assets and liabilities:			
Increase in other assets	**(176,463)**	(72,467)	(183,197)
Decrease in other liabilities	**-**	(2,110)	(3,837)
Net cash provided by operating activities	**4,308,073**	3,893,958	2,065,406
Investing activities			
Investment in subsidiaries	**-**	-	(50,000)
Financing activities			
Purchase of treasury stock	**(761,976)**	(2,485,742)	-
Dividends paid	**(1,842,370)**	(1,654,154)	(1,742,774)
Net cash used in financing activities	**(2,604,346)**	(4,139,896)	(1,742,774)
Net increase (decrease) in cash and cash equivalents	**1,703,727**	(245,938)	272,632
Cash and cash equivalents at beginning of year	**1,106,966**	1,352,904	1,080,272
Cash and cash equivalents at end of year	**$ 2,810,693**	$ 1,106,966	$ 1,352,904

13. Treasury Stock

In March 2000, the Board of Directors authorized the purchase of up to $7,000,000 in treasury stock. In 2000, the Company purchased 144,101 shares of its common stock from one group of shareholders at a purchase price of $17.25 per share and in 2001, an additional 51,226 shares on the open market and through private transactions at an average price of $14.87 per share. The treasury stock purchases have decreased the Company's outstanding stock from 3,580,797 shares to 3,385,470 shares. The maximum consideration available for additional treasury purchases, at prices to be determined in the future, is $3,752,282. Any acquisition of additional shares will be dictated by market conditions.

14. Regulatory Requirements

The Company and its bank subsidiary are subject to various regulatory capital requirements. Failure to meet adequate or minimum capital requirements can initiate certain mandatory and additional discretionary actions by regulators that could have a material effect on the Company's financial statements. The Company and its bank subsidiary must meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of Tier 1 (primarily shareholders' equity less intangible assets) and total (Tier 1, certain debt instruments, and a portion of the allowance for loan losses) capital to risk-weighted assets and a leverage ratio of Tier 1 capital to average quarterly assets. As of December 31, 2001, the most recent notification from the Georgia Department of Banking and Finance categorized the bank subsidiary as well capitalized under the regulatory framework for prompt corrective action. Management believes that the Company and its bank subsidiary meet all applicable capital requirements as of December 31, 2001. Actual capital amounts and ratios for 2001 and 2000 are presented in the following tables:

December 31, 2001	*Regulatory Definition of Well Capitalized (Ratio)*	*Regulatory Definition of Adequately Capitalized (Ratio)*	*Actual (Capital Amount/Ratio)*	
Tier 1 Capital Ratio				
Consolidated	6.00%	4.00%	43,751,000	23.45%
Southeastern Bank	6.00%	4.00%	42,592,000	22.86%
Total Capital Ratio				
Consolidated	10.00%	8.00%	46,093,000	24.71%
Southeastern Bank	10.00%	8.00%	44,930,000	24.12%
Tier 1 Leverage Ratio				
Consolidated	5.00%	4.00%	43,751,000	12.32%
Southeastern Bank	5.00%	4.00%	42,592,000	12.01%

December 31, 2000	Regulatory Definition of Well Capitalized (Ratio)	Regulatory Definition of Adequately Capitalized (Ratio)	Actual (Capital Amount/Ratio)	
Tier 1 Capital Ratio				
Consolidated	6.00%	4.00%	$43,593,000	23.05%
Southeastern Bank	6.00%	4.00%	42,744,000	22.65%
Total Capital Ratio				
Consolidated	10.00%	8.00%	45,967,000	24.30%
Southeastern Bank	10.00%	8.00%	45,113,000	23.91%
Tier 1 Leverage Ratio				
Consolidated	5.00%	4.00%	43,593,000	12.56%
Southeastern Bank	5.00%	4.00%	42,744,000	12.33%

State banking regulations limit the amount of dividends the bank subsidiary may pay without prior approval. The amount of cash dividends available from the bank subsidiary for payment in 2002 without such prior approval is approximately $2,092,000.

15. Commitments

Commitments to extend credit totaled approximately $16,492,000 and $17,975,000 at December 31, 2001 and 2000. Standby letters of credit totaled approximately $1,382,000 and $320,000 for the same periods, respectively. A substantial amount of these contracts expire without being drawn upon. As a result, total contractual amounts do not represent future credit exposure or liquidity requirements.

16. Contingencies

The Parent Company and its subsidiaries are parties to claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management and counsel that none of these matters, when resolved, will have a material effect on the Company's consolidated results of operations or financial position.

17. Subsequent Event

On October 15, 2001, the Company signed a definitive agreement to acquire the Richmond Hill office of Valdosta, Georgia-based Park Avenue Bank. This transaction closed on January 31, 2002. Under the agreement, the Company acquired certain loans, property and equipment, and other assets with fair values of approximately $12,201,000, while assuming deposits and other liabilities totaling approximately $4,270,000. Cash balances applied towards the purchase approximated $8,000,000. A deposit premium of $100,000 was recorded in conjunction with the transaction.

This Analysis should be read in conjunction with the consolidated financial statements & related notes.

Description of Business

Southeastern Banking Corporation (the Company), with assets of $355 million, is a financial services company with operations in southeast Georgia and northeast Florida. Southeastern Bank (SEB), the Company's principal subsidiary, offers a full line of commercial and retail services to meet the financial needs of its customer base through its fourteen branch locations and atm network. Services offered include traditional deposit and credit services, long-term mortgage originations, and credit cards. SEB also offers 24-hour delivery channels including internet and telephone banking. The Company's insurance subsidiary, SBC Financial Services, Inc. (SBCF), provides insurance agent and investment brokerage services with an emphasis on financial planning. In addition to traditional insurance, products offered include fixed and indexed annuities, mutual funds, retirement plans, and long-term care policies. SBCF had a nominal impact on the Company's financial condition and results of operations in 2001 and 2000.

Financial Condition

Consolidated assets totaled $355,214,815 at December 31, 2001, up $5,636,263 or 1.61% from year-end 2000. Investment securities were the predominant factor in the 2001 results, increasing $12,564,787. A $10,454,094 reduction in loan balances and a $2,970,516 increase in deposits, particularly noninterest-bearing balances, precipitated the majority of the growth in investment securities. Although the mix of earning assets shifted at year-end 2001 versus December 31, 2000, earning assets continued to approximate, overall, 92% of total assets. During the year-earlier period, total assets grew 2.65% or $9,033,664. More than 86%, or $7.8 million, of the 2000 growth was attributable to improvements in net loan balances. Increased deposits and other borrowings, including a $5 million advance from the Federal Home Loan Bank (FHLB) funded the 2000 growth. Additional details on FHLB advances and other funding sources are provided in the Liquidity section of this Analysis.

Investment Securities

On a carrying value basis, investment securities increased $12.6 million or 8.66% since December 31, 2000. Purchases of securities during 2001 approximated $113,886,000, and redemptions, $103,390,000. The high volume of securities transactions was attributable to various issuers' exercise of call options as a result of interest rate reductions during 2001. The effective repricing of securities at lower rates impacts current and future earnings results; refer to the Interest Rate and Market Risk/Interest Rate Sensitivity and Operations sections of this Analysis for more details. To reduce its exposure to Agency securities with call features, the Company increased its holdings of mortgage-backed securities, corporates, and municipals to 26%, 6%, and 22% of the portfolio at year-end 2001 from 13%, 0%, and 18% at December 31, 2000. Overall, securities aggregated 48% of earning assets at December 31, 2001 versus 45% and 47% at December 31, 2000 and 1999. The amortized cost and estimated fair value of investment securities are delineated in the table below:

Investment Securities by Category December 31, 2001 *(In thousands)*	***Amortized Cost***	*Unrealized Gains*	*Unrealized Losses*	***Fair Value***
Available-for-sale:				
U. S. Government agencies	**$ 70,317**	$ 1,346	$ 193	**$ 71,470**
Mortgage-backed securities	**41,021**	272	79	**41,214**
Corporates	**9,765**	123	43	**9,845**
	121,103	1,741	315	**122,529**
Held-to-maturity:				
States and political subdivisions	**35,091**	614	254	**35,451**
Total investment securities	**$156,194**	$ 2,355	$ 569	**$157,980**

As shown, the market value of the securities portfolio exceeded the cost basis at December 31, 2001, an improvement from 2000 levels; refer to the Capital Adequacy section of this Analysis for more details on investment securities and related fair value. The Company does not have a concentration in the obligations of any issuer other than the U.S. Government and its agencies.

Loans

Loans, net of unearned income, declined 6.01% or $10,454,094 at year-end 2001 compared to December 31, 2000. As a percent of deposits, net loans aggregated 54.69% at year-end 2001 versus 58.77% and 57.18% at December 31, 2000 and 1999. A $14,110,318 drop in commercial loans outstanding was the chief factor in the 2001 decline. The decline in commercial loans outstanding resulted from multiple factors, including normal pay-offs, the loss of several sizable loans to competitors offering below market fixed rates over abnormally long repayment periods, and less origination due to the current economic slowdown. Basically all sectors of the commercial portfolio registered declines during 2001: Nonfarm real estate loans fell $9,459,634; agricultural loans, $3,051,345; other commercial/industrial loans, $350,625; and governmental loans, $1,248,714. Consumer loans declined $4,951,210 or 14.00% at December 31, 2001 compared to 2000. A softening of consumer demand in the Company's trade areas was the principal element in the 2001 results. Consumer loans remain the Company's highest-yielding interest-earning asset, and the Company is committed to reversing the decline in this portfolio. Balances in the real estate-construction portfolio also declined, dropping 10.21% or $791,443 since December 31, 2000. Most of the loans in the real estate-construction portfolio are preparatory to customers' attainment of permanent financing or developer's sale and are, by nature, short-term and somewhat cyclical; swings in these account balances are normal and to be expected. Although the Company, like peer institutions of similar size, originates permanent residential mortgages for new construction, it traditionally does not hold or service long-term mortgage loans for its own portfolio. Rather, permanent residential mortgages are typically brokered through a mortgage underwriter or government agency. The Company receives mortgage origination fees for its participation in these origination transactions; refer to the disclosures provided under Results of Operations for more details. Although balances in the commercial, consumer, and real estate-construction portfolios fell, real estate-mortgage balances increased $9,103,024 during 2001.

Despite the current economic slowdown within our markets and overall declines in loan balances during 2001, management is optimistic that loan volumes will improve, albeit moderately, during 2002. Loans acquired from the Bank of Richmond Hill, as discussed in later sections of this Analysis, will add $10 million to the loan portfolio during the 2002 first quarter. Strategies implemented by management to increase loan production at other SEB locations include continuing competitive pricing on loan products, development of additional loan relationships, and purchase of loan participations from correspondent banks, all without compromising portfolio quality. During 2000, net loans grew $7,808,308 or 4.70%. Growth in the commercial, real estate-construction, and real estate-mortgage portfolios fueled the 2000 results. Loans outstanding are presented by type in the table below:

Loans by Category ***December 31,***	**2001**	2000	1999
(In thousands)			
Commercial, financial, and agricultural[1]	**$ 56,065**	$ 70,175	$ 67,515
Real estate – construction	**6,959**	7,750	3,161
Real estate - mortgage[2]	**70,361**	61,257	59,656
Consumer, including credit cards	**30,420**	35,373	37,312
Loans, gross	**163,805**	174,555	167,644
Unearned income	**457**	753	1,650
Loans, net	**$163,348**	$173,802	$165,994

[1]Includes obligations of states and political subdivisions.

[2]Typically have final maturities of 15 years or less.

The Company had no concentration of loans to borrowers engaged in any single industry that exceeded 10% of total loans for any of the periods presented. Although the Company's loan portfolio is diversified, significant portions of its loans are collateralized by real estate. At December 31, 2001 and 2000, gross loans secured by real estate approximated $109,842,000 and $113,570,000. As required by policy, real estate loans are collateralized based on certain loan-to-appraised value ratios. A geographic concentration in loans arises given the Company's operations within a regional area of southeast Georgia and northeast Florida. Commitments to extend credit and standby letters of credit approximated $17,874,000 at December 31, 2001; because a substantial amount of these contracts expire without being drawn upon, total contractual amounts do not represent future credit exposure or liquidity requirements.

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, restructured loans, and foreclosed real estate balances. Overall, nonperforming assets approximated $2,198,000, or 0.62% of total assets, at year-end 2001, down significantly, or 42.79%, from $3,842,000 at year-end 2000. Nonperforming loans fell more than 45%, or $1,564,000, while foreclosed real estate dropped a moderate $80,000 at December 31, 2001. The fluctuation in nonperforming asset balances during 2001 resulted predominantly from a single commercial real estate loan. Specifically, nonaccrual balances at December 31, 2000 included an impaired real estate loan totaling approximately $2,300,000. This loan, secured by a first lien on income-producing commercial real estate, was charged-off by $400,000 in December 2000 and prior to foreclosure in February 2001, an additional $300,000. Impairment of the loan was based on the fair value of the underlying collateral, less estimated selling expenses, as determined by a third party appraisal. During the third quarter, this property was sold to a third party; net proceeds on the sale approximated $2,025,000. To maintain and maximize collateral value, the Company engaged an operating company with expertise in managing commercial properties to handle day-to-day operations as management focused on marketing the property to potential buyers. Operating costs associated with managing the property approximated $125,000 through the closing date. Pending furtherance of various legal proceedings, management is optimistic that various costs associated with the property may ultimately be recovered.

During 2001, a single credit with principal balances aggregating $615,000 was placed on nonaccrual status. This credit, secured by timber and farmlands with accompanying tobacco and peanut allotments, was not substantially past due, and its impairment could not be reasonably measured prior to 2001. Due to a loan-to-appraised value ratio of less than 55%, no loss, other than possibly foregone interest, is expected on these loans. Foreclosure of the real estate collateral was interrupted by bankruptcy proceedings and is expected to remain stalled until at least mid-2002. Additionally, during the latter half of 2001, loans to four other borrowers averaging $212,000 each were transferred to nonaccrual status. Due to the underlying collateral coverage, no material losses, if any, are expected on these credits. Refer to the subsection entitled Policy Note for criteria used by management in classifying loans as nonaccrual. Exclusive of the credits specifically discussed in the preceding paragraphs, the allowance for loan losses approximated 7.50X the nonperforming loans balance at year-end 2001 versus 2.76X a year ago. Management is unaware of any other material developments in nonperforming assets or large, significant potential problem loans at December 31, 2001 that should be presented or otherwise discussed.

Loans past due 90 plus days totaled $1,528,000, or less than 1% of net loans, at year-end 2001. Management is unaware of any material concentrations within these past due balances. The table on the next page provides further information about nonperforming assets and loans past due 90 days or more.

Nonperforming Assets December 31, (In thousands)	2001	2000	1999
Nonaccrual loans:			
Commercial, financial, and agricultural	$1,275	$2,894	$ 492
Real estate – construction	-	-	-
Real estate – mortgage	588	189	175
Consumer, including credit cards	18	21	18
Total nonaccrual loans	1,881	3,104	685
Restructured loans[1]	-	341	357
Total nonperforming loans	1,881	3,445	1,042
Foreclosed real estate[2]	317	397	858
Total nonperforming assets	$2,198	$3,842	$1,900
Accruing loans past due 90 days or more	$1,528	$1,191	$1,467

[1]Does not include restructured loans that yield a market rate.

[2]Includes only other real estate acquired through foreclosure or in settlement of debts previously contracted.

Policy Note. Loans classified as nonaccrual have been placed in nonperforming, or impaired, status because the borrower's ability to make future principal and/or interest payments has become uncertain. The Company considers a loan to be nonaccrual with the occurrence of any one of the following events: a) interest or principal has been in default 90 days or more, unless the loan is well-secured and in the process of collection; b) collection of recorded interest or principal is not anticipated; or c) the income on the loan is recognized using the cash versus accrual basis of accounting due to deterioration in the financial condition of the borrower. Smaller balance consumer loans are generally not subject to the above-referenced guidelines and are normally placed on nonaccrual status or else charged-off when payments have been in default 90 days or more. Nonaccrual loans are reduced to the lower of the principal balance of the loan or the market value of the underlying real estate or other collateral net of selling costs. Any impairment in the principal balance is charged against the allowance for loan losses. Accrued interest on any loan switched to nonaccrual status is reversed. Interest income on nonaccrual loans, if subsequently recognized, is recorded on a cash basis. No interest is subsequently recognized on nonaccrual (or former nonaccrual) loans until all principal has been collected. Loans are classified as restructured when either interest or principal has been reduced or deferred because of deterioration in the borrower's financial position. Foreclosed real estate represents real property acquired by foreclosure or directly by title or deed transfer in settlement of debt. Provisions for subsequent devaluations of foreclosed real estate are charged to operations, while costs associated with improving the properties are generally capitalized. Refer to the footnotes accompanying the consolidated financial statements for more details on the Company's accounting and reporting policies on impaired loans and other real estate.

Allowance for Loan Losses

The Company maintains an allowance for loan losses available to absorb inherent losses in the loan portfolio. At year-end 2001, the Company's allowance totaled $3,134,594, or 1.92% of period-end loans. Net charge-offs totaled $1,225,000, down slightly, or $38,000, from 2000, which was down $121,000 from 1999. Approximately 24%, or $300,000, of 2001 charge-offs and 32% of 2000 charge-offs were attributable to the large nonperforming loan foreclosed in the first quarter. Long-term strategies implemented by management to reduce and minimize charge-off levels include: a) a revised loan grading system, b) periodic external loan review, c) formation of a full-time collection department, and d) managerial and staff changes at various locations. Activity in the allowance is presented in the table on the next page.

Allowance for Loan Losses Years Ended December 31, (Dollars in thousands)	**2001**	2000	1999
Allowance for loan losses at beginning of year	**$ 3,160**	$ 3,223	$ 3,407
Provision for loan losses	**1,200**	1,200	1,200
Charge-offs:			
Commercial, financial, and agricultural	**698**	557	496
Real estate – construction	**-**	-	351
Real estate – mortgage	**132**	298	213
Consumer, including credit cards	**720**	817	950
Total charge-offs	**1,550**	1,672	2,010
Recoveries:			
Commercial, financial, and agricultural	**38**	46	258
Real estate – construction	**-**	-	-
Real estate – mortgage	**13**	20	27
Consumer, including credit cards	**274**	343	341
Total recoveries	**325**	409	626
Net charge-offs	**1,225**	1,263	1,384
Allowance for loan losses at December 31	**$ 3,135**	$ 3,160	$ 3,223
Net loans outstanding[1] at December 31	**$163,348**	$173,802	$165,994
Average net loans outstanding[1] at December 31	**$164,402**	$172,768	$163,124
Ratios:			
Allowance to net loans	**1.92%**	1.82%	1.94%
Net charge-offs to average loans	**0.75%**	0.73%	0.85%
Provision to average loans	**0.73%**	0.69%	0.74%

[1]Net of unearned income

The Company prepares a comprehensive analysis of the allowance for loan losses at least quarterly. SEB's Board of Directors is responsible for affirming the allowance methodology and assessing the general and specific allowance factors in relation to estimated and actual net charge-off trends. The allowance for loan losses consists of three elements: a) specific allowances for individual loans; b) general allowances for loan pools based on historical loan loss experience and current trends; and c) allowances based on economic conditions and other risk factors in the Company's markets. The specific allowance is based on a regular analysis of classified loans where the internal risk ratings are below a predetermined classification. The specific allowance established for these classified loans is based on a careful analysis of probable and potential sources of repayment, including cash flow, collateral value, and guarantor capacity. The general allowance is determined by the mix of loan products within the portfolio, an internal loan grading process, and associated allowance factors. These general allowance factors are updated at least annually and are based on a statistical loss migration analysis and current loan charge-off trends. The loss migration analysis examines loss experience for loan portfolio segments in relation to internal loan grades. Charge-off trends are analyzed for homogeneous loan categories (e.g., residential real estate, consumer loans, etc.). While formal loss migration and charge-off trend analyses are conducted annually, the Company continually monitors credit quality in all portfolio segments and may revise the general allowance factors whenever necessary in order to address improving or deteriorating credit quality trends or specific risks associated with a given loan category. The third element, comprised of economic conditions, concentrations, and other risk factors, is based on marketplace conditions and/or events that may affect loan repayment in the near-term. This element requires a high degree of managerial judgment to anticipate the impact that economic trends, legislative or governmental actions, or other unique market and/or portfolio issues will have on credit losses. Consideration of other risk factors typically includes such issues as recent loss experience in specific portfolio segments, trends in loan quality, changes in market focus, and concentrations of credit. These factors are based on the influence of current external variables on portfolio risk, so there will typically be some movement between this element and the specific allowance component during various stages of the economic cycle. Because of their subjective nature, these risk factors are carefully reviewed by management and revised as conditions indicate. Based on its analyses, management believes the allowance was adequate at December 31, 2001. The acquisition of the Bank of Richmond Hill, as discussed in the next section of this Analysis, did not materially affect the allowance for loan losses.

Other Commitments

On October 15, 2001, the Company signed a definitive agreement to acquire the Richmond Hill office of Valdosta, Georgia-based Park Avenue Bank. This transaction closed on January 31, 2002. Under the agreement, the Company acquired certain loans, property and equipment, and other assets with fair values of approximately $12.2 million, while assuming deposits and other liabilities totaling approximately $4.27 million. Cash balances applied towards the purchase approximated $8 million. A deposit premium of $100,000 was recorded in conjunction with the transaction.

Other than the purchase of property and equipment in conjunction with its acquisition of the Bank of Richmond Hill, management has also contracted for future branch sites in Glynn County, Georgia. Renovation of the Darien office is also planned. The total cost of these projects approximates $2.5 million, of which $1.5 million is associated with the Richmond Hill acquisition.

Liquidity

Liquidity is managed to ensure sufficient cash flow to satisfy demands for credit, deposit withdrawals, and other corporate needs. The Company meets most of its daily liquidity needs through the management of cash and federal funds sold. Additional liquidity is provided by payments and maturities, including both principal and interest, of the loan and investment securities portfolios. At December 31, 2001, loans[1] and investment securities with carrying values exceeding $64 million and $10 million were scheduled to mature in one year or less. The investment portfolio has also been structured to meet liquidity needs prior to asset maturity when necessary. The Company's liquidity position is further strengthened by its access, on both a short- and long-term basis, to local and regional funding sources.

Funding sources primarily comprise customer-based core deposits but also include borrowed funds and cash flows from operations. Customer-based core deposits, the Company's largest and most cost-effective source of funding, comprised 88% of the funding base at year-end 2001, up 3 basis points from 2000 levels. Borrowed funds, which variously encompass U.S. Treasury demand notes, federal funds purchased, and FHLB advances, totaled $5,493,153 at year-end 2001 versus $6,001,957 at December 31, 2000. More specifically, the maximum amount of U.S. Treasury demand notes available to the Company at December 31, 2001 totaled $3,000,000, of which $493,153 was outstanding. Unused borrowings under unsecured federal funds lines of credit from other banks, each with varying terms and expiration dates, totaled $24,000,000. Additionally, under a credit facility with the FHLB, the Company can borrow up to 16% of SEB's total assets; at year-end 2001, unused borrowings approximated $52 million. Refer to the subsection entitled FHLB Advances for details on the Company's outstanding balance with the FHLB. Cash flows from operations also constitute a significant source of liquidity. Net cash from operations derives primarily from net income adjusted for noncash items such as depreciation and amortization, accretion, and the provision for loan losses.

Management believes the Company has the funding capacity, from operating activities or otherwise, to meet its financial commitments in 2002. Refer to the Capital Adequacy section of this Analysis for details on treasury stock purchases and intercompany dividend policy.

[1]No cash flow assumptions other than final contractual maturities have been made for installment loans. Nonaccrual loans are excluded.

Deposits

Deposits exceeded $298 million at year-end 2001, up $2,970,516 or 1.00% from December 31, 2000. The majority, or $2,700,605, of the deposit growth at year-end 2001 was attributable to noninterest-bearing balances. Overall, noninterest-bearing deposits comprised 19.36%, and interest-bearing deposits, 80.64%, of total deposits at December 31, 2001. The distribution of interest-bearing balances at December 31, 2001, 2000, and 1999 is shown in the table below:

	2001		2000		1999	
Deposits December 31,	***Balances***	***Percent of Total***	*Balances*	*Percent of Total*	*Balances*	*Percent of Total*
(Dollars in thousands)						
Interest-bearing demand deposits[1]	**$ 54,050**	**22.44%**	$ 50,309	20.91%	$ 45,569	19.18%
Savings	**84,140**	**34.93%**	73,781	30.66%	72,348	30.45%
Time certificates < $100,000	**66,145**	**27.46%**	72,207	30.01%	75,251	31.67%
Time certificates >= $100,000	**36,546**	**15.17%**	44,314	18.42%	44,445	18.70%
Total interest-bearing deposits	**$240,881**	**100.00%**	$240,611	100.00%	$237,613	100.00%

[1]NOW and money market accounts.

The composition of average deposits and the fluctuations therein at December 31 for each of the last three years is shown in the Average Balances table included in the Operations section of this Analysis.

FHLB Advances

Advances outstanding with the FHLB totaled $5 million at year-end 2001, unchanged from 2000. The outstanding advance, which matures March 17, 2010, accrues interest at an effective rate of 6.00%, payable quarterly. The advance is convertible into a three-month Libor-based floating rate anytime at the option of the FHLB. Year-to-date, interest expense on the advance approximated $300,000. Mortgage-backed securities with aggregate carrying values of approximately $9.4 million were pledged to collateralize current and future advances under this line of credit.

Interest Rate and Market Risk/Interest Rate Sensitivity

The normal course of business activity exposes the Company to interest rate risk. Fluctuations in interest rates may result in changes in the fair market value of the Company's financial instruments, cash flows, and net interest income. The asset/liability committee regularly reviews the Company's exposure to interest rate risk and formulates strategy based on acceptable levels of interest rate risk. The overall objective of this process is to optimize the Company's financial position, liquidity, and net interest income, while limiting volatility to net interest income from changes in interest rates. The Company uses gap analysis and simulation modeling to measure and manage interest rate sensitivity.

An indicator of interest rate sensitivity is the difference between interest rate sensitive assets and interest rate sensitive liabilities; this difference is known as the interest rate sensitivity gap. In an asset sensitive, or positive, gap position, the amount of interest-earning assets maturing or repricing within a given period exceeds the amount of interest-bearing liabilities maturing or repricing within that same period. Conversely, in a liability sensitive, or negative, gap position, the amount of interest-bearing liabilities maturing or repricing within a given period exceeds the amount of interest-earning assets maturing or repricing within that time period. During a period of rising rates, a negative gap would tend to affect net interest income adversely, while a positive gap would theoretically result in increased net interest income. In a falling rate environment, a negative gap would tend to result in increased net interest income, while a positive gap would affect net interest income adversely. The gap analysis below provides a snapshot of the Company's interest rate sensitivity position at December 31, 2001.

Interest Rate Sensitivity December 31, 2001 (Dollars in thousands)	*Repricing Within* 0 - 3 Months	4 - 12 Months	One - Five Years	More Than Five Years	Total
Interest Rate Sensitive Assets					
Federal funds sold	$ 7,580				$ 7,580
Securities[1]	4,591	$ 6,666	$ 92,525	$ 52,412	156,194
Loans, gross[2]	65,386	22,001	54,470	20,067	161,924
Total interest rate sensitive assets	77,557	28,667	146,995	72,479	325,698
Interest Rate Sensitive Liabilities					
Deposits[3]	168,276	51,398	21,120	87	240,881
U.S. Treasury demand note	493	-	-	-	493
Federal Home Loan Bank advances	-		-	5,000	5,000
Total interest rate sensitive liabilities	168,769	51,398	21,120	5,087	246,374
Interest rate sensitivity gap	$ (91,212)	$ (22,731)	$ 125,875	$ 67,392	$ 79,324
Cumulative gap	$ (91,212)	$(113,943)	$ 11,932	$ 79,324	
Ratio of cumulative gap to total rate sensitive assets	(28.01)%	(34.98)%	3.66%	24.35%	
Ratio of cumulative rate sensitive assets to rate sensitive liabilities	45.95%	48.24%	104.95%	132.20%	
Cumulative gap at December 31, 2000	$ (91,308)	$(117,955)	$ 15,283	$ 73,662	
Cumulative gap at December 31, 1999	$ (99,992)	$(142,141)	$ 3,459	$ 75,466	

[1]Distribution of maturities for available-for sale-securities is based on amortized cost. Additionally, distribution of maturities for mortgage-backed securities is based on expected average lives which may be different from the contractual terms. Equity securities, if any, are excluded.
[2]No cash flow assumptions other than final contractual maturities have been made for installment loans with fixed rates. Nonaccrual loans are excluded.
[3]NOW, money market, and savings account balances are included in the 0-3 months repricing category.

As shown in the table above, the Company's gap position remained negative through the short-term repricing intervals at year-end 2001, totaling $(91,212) at three months and $(113,943) through one-year. Excluding traditionally nonvolatile NOW and savings balances from the gap calculation, the cumulative gap at December 31, 2001 totaled $24,125 at three months and $1,394 at twelve months. As expected, the gap position widened moderately from earlier positions in 2001, closely resembling 2000 levels at year-end. The high volume of federal funds sold that accrued from reductions in loans and higher deposits throughout 2001 has been largely reallocated to other earning assets. Federal funds sold balances are expected to decline further, on average, in 2002 due to the purchase of the Bank of Richmond Hill and anticipated loan growth. Shortcomings are inherent in any gap analysis since certain assets and liabilities may not move proportionally as rates change. For example, the gap analysis presumes that all loans[2] and securities[1] will perform according to their contractual maturities when, in many cases, actual loan terms are much shorter than the original terms and securities are subject to early redemption.

In addition to gap analysis, the Company uses simulation modeling to test the interest rate sensitivity of net interest income and the balance sheet. Contractual maturity and repricing characteristics of loans are incorporated into the model, as are prepayment assumptions, maturity data, and call options within the investment portfolio. Non-maturity deposit accounts are modeled based on past experience. Simulation results quantify interest rate risks under various interest rate scenarios. Based on the Company's latest analysis, the simulation model estimates that a gradual 200 basis points rise or decline in rates over the next twelve months would have an adverse impact of 5% or less on its net interest income for the period. In estimating the impact of these rate movements on the Company's net interest income, the following general assumptions were made: a) Spreads on all loans, investment securities, and deposit products remain constant; b) Interest rate movements occur gradually over an extended period versus rapidly; and c) Loans and deposits are projected to grow at constant speeds. Limitations inherent with these assumptions include: a) Certain deposit accounts, in particular, interest-bearing demand deposits, rarely reprice and therefore, have limited impact on net interest income from a rate perspective; b) In a down rate environment, competitive and other factors constrain timing of rate cuts on other deposit products whereas loans tied to prime and other variable indexes reprice instantaneously and, as amply demonstrated this year, securities with call or other prepayment features are likely to be redeemed prior to stated maturity and replaced at lower rates (lag effect); c) Changes in balance sheet mix, for example, unscheduled pay-offs of large commercial loans, are oftentimes difficult to forecast; and d) Rapid and aggressive rate movements by the Federal Reserve, as in 2001, can materially impact estimated results. As further discussed in the Operations section of this Analysis, net interest income declined $923,346 or 5.94% in 2001 versus 2000. Management is optimistic that initiatives taken to improve loan production and diversify the securities portfolio will gradually reduce the interest rate sensitivity of net interest income and the balance sheet.

The Company has not in the past, but may in the future, utilize interest rate swaps, financial options, financial futures contracts, or other rate protection instruments to reduce interest rate and market risks.

Impact of Inflation

The effects of inflation on the local economy and the Company's operating results have been relatively modest the last several years. Because substantially all the Company's assets and liabilities, including cash, securities, loans, and deposits, are monetary in nature, their values are less sensitive to the effects of inflation than to changing interest rates. As discussed in the preceding section, the Company attempts to control the impact of interest rate fluctuations by managing the relationship between its interest sensitive assets and liabilities.

Capital Adequacy

Federal banking regulators have established certain capital adequacy standards required to be maintained by banks and bank holding companies. These regulations define capital as either Tier 1 (primarily shareholders' equity) or Tier 2 (certain debt instruments and a portion of the allowance for loan losses). The Company and SEB are subject to a minimum Tier 1 capital ratio (Tier 1 capital to risk-weighted assets) of 4%, total capital ratio (Tier 1 plus Tier 2 to risk-weighted assets) of 8%, and Tier 1 leverage ratio (Tier 1 to average quarterly assets) of 4%. To be considered a "well-capitalized" institution, the Tier 1 capital, total capital, and Tier 1 leverage ratios must equal or exceed 6%, 10%, and 5%, respectively. Banks and bank holding companies are prohibited from including unrealized gains and losses on debt securities in the calculation of risk-based capital but are permitted to include up to 45 percent of net unrealized pre-tax holding gains on equity securities in Tier 2 capital. The Company did not have any unrealized gains on equity securities includible in the risk-based capital calculations for any of the periods presented. The Company is committed to maintaining its well-capitalized status.

Capital ratios for the most recent periods are presented in the table below:

Capital Ratios December 31, (Dollars in thousands)	2001	2000	1999
Tier 1 capital:			
Realized shareholders' equity	$ 44,656	$ 44,710	$ 44,028
Intangible assets and other adjustments	(905)	(1,117)	(1,309)
Total Tier 1 capital	43,751	43,593	42,719
Tier 2 capital:			
Portion of allowance for loan losses	2,342	2,374	2,278
Allowable long-term debt	-	-	-
Total Tier 2 capital	2,342	2,374	2,278
Total risk-based capital	$ 46,093	$ 45,967	$ 44,997
Risk-weighted assets	$186,565	$189,139	$181,326
Risk-based ratios:			
Tier 1 capital	23.45%	23.05%	23.56%
Total risk-based capital	24.71%	24.30%	24.82%
Tier 1 leverage ratio	12.32%	12.56%	12.57%
Realized shareholders' equity to assets	12.60%	12.78%	12.82%

On a per share basis, realized book value grew $0.19 during 2001 to $13.19 at year-end. Dividends declared totaled $1.00, up 96% or $0.49 from 2000, which was up 8.51% from 1999. The most significant factor affecting comparative results was a $0.56 extraordinary dividend declared in the 2001 fourth quarter. Although the Company's continuing strong capital position enabled the payment of this dividend, management does not anticipate payment of extraordinary dividends on a regular basis. For more particulars on the Company's dividend policy, refer to the subsection immediately following. Accumulated other comprehensive income, which measures net fluctuations in the fair values of investment securities, improved $1,310,930 at year-end 2001 compared to year-end 2000. Movement in interest rates remained a dominant factor in the fair value results. Further details on investment securities and associated fair values are contained in the Financial Condition section of this Analysis.

On March 14, 2000, the Board of Directors authorized the purchase of up to $7,000,000 in Company common stock. In 2000, the Company purchased 144,101 shares from one group of shareholders at a purchase price of $17.25 per share and in 2001, an additional 51,226 shares on the open market and through private transactions at an average price of $14.87 per share. Since inception, the treasury stock program has reduced the Company's outstanding common stock from 3,580,797 shares to 3,385,470 shares. The maximum consideration available for additional treasury purchases, at prices to be determined in the future, is $3,752,282. Any acquisition of additional shares will be dictated by market conditions. In accordance with generally accepted accounting principles, no prior period amounts have been restated to reflect the treasury stock purchases.

Dividend Policy

The Parent Company is a legal entity separate and distinct from its subsidiaries, and its revenues and liquidity position depend primarily on the payment of dividends from its subsidiaries. State banking regulations limit the amount of dividends SEB may pay without prior approval of the regulatory agencies. In 2001, SEB paid $4,500,000 in cash dividends to the Company. A $2,000,000 special dividend approved by the regulators enabled the Company, in turn, to pay the extraordinary dividend described in the preceding section. The additional $2,500,000 payout represented regular cash dividends available to the Company in 2001 without prior regulatory approval. Cash dividends available from SEB for payment in 2002 without similar approval approximate $2,092,000. The Company uses regular dividends paid by SEB in order to pay quarterly dividends to its own shareholders. Management anticipates that the Company will continue to pay cash dividends on a recurring basis.

Results of Operations

Net income totaled $4,097,126 in 2001, down $837,968 or 16.98% from 2000. On a per share basis, income for the year declined $0.21 to $1.21 in 2001 from $1.42 in 2000. Similarly, the return on beginning equity dropped 205 basis points to 9.16% in 2001 from 11.21% in 2000. The return on average assets for the same periods totaled 1.15% and 1.41%. A 5.94%, or $923,346, drop in net interest income was the overriding factor in the 2001 results. Earnings increased $85,929 or 1.77% in 2000 compared to 1999. A 3.02%, or $455,177, improvement in net interest earnings, offset by a $379,319 increase in employee costs, was the most significant factor affecting 2000-1999 comparative results. Variations in net interest results are further discussed in the next subsection of this Analysis.

Net Interest Income

Net interest income fell $923,346 or 5.94% in 2001 compared to 2000. Likewise, the net interest margin and spread fell to 4.63% and 3.55%, respectively, from 4.98% and 3.82% a year ago. Interest income on all earning assets other than federal funds sold declined from 2000 results. Specifically, interest earnings on loans, investment securities, and other earning assets declined $1,951,716, $250,943, and $9,948 from results in 2000 while earnings on federal funds sold jumped $603,282. Shifts in earning assets and overall declines in asset yields precipitated the 2001 results. As discussed in other sections of this Analysis, the increase in average federal funds sold balances resulted from reductions in loans, early redemptions of investment securities, and higher deposit balances. Federal funds sold balances have declined from earlier levels in 2001 and are expected to further decline, on average, during 2002 as funds are reallocated to other earning assets. Interest expense on deposits and borrowed funds declined an appreciable $685,979 or 5.85% during 2001 versus 2000. On average, cost of funds totaled 4.40%, down 34 basis points from 2000. Expected declines in yields on investment securities, as discussed in the Financial Condition section of this Analysis, will exert pressure on net interest results in 2002. Reallocation of federal funds sold balances to other earning assets, anticipated loan growth in Richmond Hill and other locations, as well as reduced pricing on deposits are expected to alleviate declines in securities yields. Additionally, because most of the loans in the variable portfolio are tied to prime and similar indexes, the portfolio is positioned to take advantage of any rate hikes promulgated by the Federal Reserve in 2002; variable loans comprised approximately 35% of total loans at year-end 2001. Net interest income grew $455,177 or 3.02% in 2000 compared to 1999. Higher loan volumes, or average asset balances, produced most of the 2000 improvement.

The intense competition for loans and deposits continued in 2001 and shows no sign of abating. The high number of new and existing financial institutions in the Company's market areas essentially guarantees downward pressure on net interest spreads and margins as all participants struggle to amass and grow market share. Volume of assets and deposits will become even more important as margins decline. Strategies implemented by management to increase average loans outstanding emphasize competitive pricing on loan products and development of additional loan relationships, all without compromising portfolio quality. Management's strategy for deposits is to reduce costs of funds and employ alternative sources of financing when feasible. Comparative details about average balances, income/expense, and average yields earned and rates paid on interest-earning assets and liabilities for each of the last three years are provided in the table on the next page.

Average Balances[5] Years Ended December 31, (Dollars in thousands)	2001 Average Balances	2001 Income/ Expense	2001 Yields/ Rates	2000 Average Balances	2000 Income/ Expense	2000 Yields/ Rates	1999 Average Balances	1999 Income/ Expense	1999 Yields/ Rates
Assets									
Cash and due from banks	$ 13,673			$ 13,099			$ 12,379		
Interest-earning assets:									
Loans, net[1, 2, 3]	164,402	$ 16,311	9.92%	172,768	$ 18,325	10.61%	163,124	$ 17,160	10.52%
Federal funds sold	20,568	829	4.03%	3,727	227	6.09%	6,813	325	4.77%
Taxable investment securities	118,160	7,116	6.02%	124,702	7,487	6.02%	121,743	7,195	5.93%
Tax-exempt investment securities[3]	27,783	2,065	7.43%	24,787	1,883	7.60%	24,880	1,923	7.73%
Other interest-earning assets	1,281	80	6.25%	1,281	90	7.03%	1,043	94	9.01%
Total interest-earning assets	332,194	26,401	7.95%	327,265	28,012	8.56%	317,603	26,697	8.42%
Allowance for loan losses	(2,993)			(3,500)			(3,197)		
Premises and equipment, net	6,581			6,885			6,632		
Intangible and other assets	6,346			7,555			7,214		
Unrealized gains (losses) on investment securities	956			(3,733)			(1,512)		
Total Assets	$356,757			$347,571			$339,119		
Liabilities and Shareholders' Equity									
Noninterest-bearing deposits	$ 56,445			$ 55,487			$ 54,438		
Interest-bearing liabilities:									
Interest-bearing demand deposits[4]	51,472	$ 1,460	2.84%	46,539	$ 1,325	2.85%	43,510	$ 1,218	2.80%
Savings	79,062	2,756	3.49%	75,728	3,255	4.30%	74,495	2,974	3.99%
Time deposits	114,345	6,491	5.68%	116,869	6,620	5.66%	120,523	6,641	5.51%
Federal funds purchased	-			801	52	6.49%	553	30	5.35%
U. S. Treasury demand note	846	30	3.55%	846	53	6.26%	828	39	4.75%
Federal Home Loan Bank advances	5,000	300	6.00%	6,452	418	6.48%	-		
Total interest-bearing liabilities	250,725	11,037	4.40%	247,235	11,723	4.74%	239,909	10,902	4.54%
Other liabilities	3,501			3,169			3,154		
Realized shareholders' equity	45,455			44,144			42,616		
Unrealized gains (losses) on investment securities, net of tax	631			(2,464)			(998)		
Total Liabilities and Shareholders' Equity	$356,757			$347,571			$339,119		
Excess of interest-earning assets over interest-bearing liabilities	$ 81,469			$ 80,030			$ 77,694		
Interest rate spread			3.55%			3.82%			3.88%
Net interest income		$ 15,364			$ 16,289			$ 15,795	
Net interest margin			4.63%			4.98%			4.97%

[1] Average loans are shown net of unearned income. Nonperforming loans are included.

[2] Interest income includes loan fees of approximately $1,218,000, $1,316,000, and $1,431,000 in 2001, 2000, and 1999.

[3] Interest income on tax-exempt loans and securities is presented on a taxable-equivalent basis, using a federal income tax rate of 34%. The taxable-equivalent amounts included in the above table aggregated approximately $748,000, $749,000, and $711,000 in 2001, 2000, and 1999. No adjustment has been made for any state tax benefits.

[4] NOW and money market accounts.

[5] Averages presented generally represent average daily balances.

Noninterest Income and Expense

Noninterest income grew $32,982, or 0.97%, in 2001 compared to 2000. A $109,957 increase in other operating income, negated in part by declines in service charges on deposit accounts, was the principal factor in the 2001 results. Mortgage origination fees led the 2001 improvement in other operating income, growing an appreciative $153,388. By type and amount, the chief components of other operating income in 2001 were mortgage origination fees, $345,328; commissions on the sale of credit life insurance (generated by SEB), $198,627; surcharge fees – atm, $123,368; safe deposit box rentals, $74,828; and income on sale of check products, $62,698. Combined, these five income items comprised 73.01% of other operating income in 2001. In 2000, these same five income components comprised approximately 65% of other operating income. Salaries and employee benefits increased less than 1%, or $60,763, in 2001. The vast majority, or 83%, of employee expenses remained concentrated in salaries and other direct compensation, including related payroll taxes, in 2001. Profit-sharing accruals and other fringe benefits constituted the remaining 7% and 10% of employee expenses. The division of employee expenses between compensation, profit-sharing, and other fringe benefits remained consistent with historical norms in 2001 and 2000. When compared to the prior year, net occupancy and equipment expense increased 6.34% or $123,302 in 2001 and 5.46% in 2000. The increase both periods resulted largely from higher computer costs, including depreciation expense associated with check imaging, internet banking, and voice banking systems. Other operating expenses climbed $189,880 or 6.94% in 2001. Operating costs associated with a major parcel of foreclosed commercial real estate, as discussed in earlier sections of this Analysis, accounted for the bulk of the 2001 fluctuation. Other operating expenses fell $192,692 or 6.58% in 2000 compared to 1999. A net improvement on sales of foreclosed real estate was the key element in the 2000 results. Besides marketing and supplies expense, which in 2001 approximated $234,000 and $314,000, and in 2000, $293,000 and $280,000, no individual component of other operating expenses aggregated or exceeded 10% of the total in 2001 or 2000.

Quarterly Results (Unaudited)

The following tables set forth certain consolidated quarterly financial information. This information is derived from unaudited consolidated financial statements which include, in the opinion of management, all normal recurring adjustments necessary for a fair presentation. The results for any quarter are not necessarily indicative of trends or results for any future period.

Selected Quarterly Financial Data 2001 Quarter Ended	**December 31**	**September 30**	**June 30**	**March 31**
(Dollars in thousands except per share data)				
Interest income	**$5,987**	**$6,303**	**$6,625**	**$6,739**
Interest expense	**2,339**	**2,746**	**2,932**	**3,021**
Net interest income	**3,648**	**3,557**	**3,693**	**3,718**
Provision for loan losses	**300**	**300**	**300**	**300**
Investment securities gains	**10**	**5**	**-**	**-**
Income before income taxes	**1,410**	**1,414**	**1,404**	**1,430**
Net income	**1,052**	**1,025**	**1,008**	**1,012**
Basic earnings per share	**$ 0.31**	**$ 0.31**	**$ 0.29**	**$ 0.30**

Selected Quarterly Financial Data *2000 Quarter Ended*	December 31	September 30	June 30	March 31
(Dollars in thousands except per share data)				
Interest income	$6,853	$6,906	$6,871	$6,632
Interest expense	3,079	3,064	2,881	2,700
Net interest income	3,774	3,842	3,990	3,932
Provision for loan losses	300	300	300	300
Investment securities gains	-	-	-	7
Income before income taxes	1,683	1,633	1,799	1,807
Net income	1,245	1,153	1,270	1,268
Basic earnings per share	$ 0.36	$ 0.34	$ 0.37	$ 0.35

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination, and SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. These standards require all future business combinations to be accounted for using the purchase method of accounting. With the adoption of these standards, goodwill is no longer amortized but instead is subject to impairment tests at least annually. At December 31, 2001, goodwill balances totaled $256,775; related amortization for the year totaled $49,288. The Company adopted SFAS 141 and 142, in entirety, effective January 1, 2002. Adoption of these standards did not have a material impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which previously governed impairment of long-lived assets, and APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," which addressed the disposal of a business segment. This standard improves financial reporting by requiring one accounting model be used for long-lived assets to be disposed by sale and by broadening the presentation of discontinued operations to include more disposal transactions. The Company adopted SFAS 144 effective January 1, 2002. SFAS 144 did not have a material impact on the consolidated financial statements.

Various other accounting proposals affecting the banking industry are pending with the Financial Accounting Standards Board. Given the inherent uncertainty of the proposal process, the Company cannot assess the impact of any such proposals on its financial condition or results of operations.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the Act) provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives have made, and may continue to make, various written or oral forward-looking statements with respect to business and financial matters, including statements contained in this report, filings with the Securities and Exchange Commission, and reports to shareholders. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will," "should," and similar expressions identify forward-looking statements. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future, including statements related to loan growth, deposit growth, per share growth, and statements expressing general sentiment about future operating results and non-historical information, are forward-looking statements within the meaning of the Act. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performance. The Company undertakes no obligation to publicly update or revise any forward-looking statements in light of new information or future events.

Certain factors that could affect financial performance or cause actual results to vary significantly from estimates contained in or underlying forward-looking statements include:

- Interest rate fluctuations and other market conditions.
- Strength of the consumer and commercial credit sectors as well as real estate markets.
- Changes in laws and regulations, including changes in accounting standards, monetary policies, and taxation requirements (including tax rate changes, new tax laws, and revised tax law interpretations).
- Competitive pricing and other pressures on loans and deposits and the Company's ability to maintain market shares in its trade areas.
- Management of costs associated with expansion of existing and development of new distribution channels, and ability to realize increased revenues from these distribution channels.
- The outcome of litigation which depends on judicial interpretations of law and findings of juries.
- Other risks and uncertainties as detailed from time to time in Company filings with the Securities and Exchange Commission.

The foregoing list of factors is not exclusive. This Analysis should be read in conjunction with the consolidated financial statements and related notes.

Selected financial data for the last five years is provided in the table below:

Financial Data	2001	2000	1999	1998	1997
(Dollars in thousands except per share data)					
At December 31:					
Total assets	$355,215	$349,579	$340,545	$337,933	$347,898
Loans, net of unearned income	163,348	173,802	165,994	164,761	186,823
Allowance for loan losses	3,135	3,160	3,223	3,407	3,705
Deposits	298,707	295,736	290,284	292,697	302,369
Long-term debt	5,000	5,000	-	-	-
Treasury stock	3,248	2,486	-	-	-
Realized stockholders' equity	44,656	44,710	44,028	40,861	37,854
For the Year:					
Net interest income	$ 14,616	$ 15,539	$ 15,084	$ 15,217	$ 16,391
Provision for loan losses	1,200	1,200	1,200	1,230	1,715
Net income	4,097	4,935	4,849	4,393	4,722
Common dividends paid	1,842	1,654	1,743	1,182	1,122
Per Common Share:					
Basic earnings	$ 1.21	$ 1.42	$ 1.35	$ 1.23	$ 1.32
Dividends declared	1.00	0.51	0.47	0.38 2/3	0.32
Book value	13.19	13.01	12.30	11.41	10.57
Financial Ratios:					
Return on average assets	1.15%	1.41%	1.43%	1.35%	1.40%
Return on beginning equity	9.16	11.21	11.87	11.60	13.78
Tier 1 capital ratio	23.45	23.05	23.56	22.37	17.91
Total capital ratio	24.71	24.30	24.82	23.62	19.16
Tier 1 leverage ratio	12.32	12.56	12.57	11.78	10.31

The book value per share and equity ratios exclude the effects of mark-to-market accounting for investment securities. In accordance with generally accepted accounting principles, prior period amounts have not been restated to reflect the treasury stock purchases made in 2001 and 2000.

Business Combinations and Divestitures

The financial data in the table above reflects the following divestiture:

- On January 16, 1998, the Company sold its banking offices in Alachua, Gainesville, and Jonesville, Florida. Cash, loans, and fixed assets sold by SEB aggregated approximately $32,159,000; deposits and other liabilities divested totaled $33,646,000. The Company recognized a pretax gain of $101,908 but after-tax loss of $457,823 on the sale of these branches. The sale of these locations has enabled the Company to concentrate its resources and strengthen its presence in its northeast Florida and southeast Georgia markets.

Board of Directors

Cornelius P. Holland, III
President

Alyson G. Beasley
Vice President and
Assistant Secretary

Leslie H. Blair
Vice President,
Gowen Timber Company, Inc.

David H. Bluestein
Mayor,
City of Darien

Gene F. Brannen
Retired,
Brannen Seafood Company, Inc.

William Downey
Realtor,
Golden Isles Realty Company, Inc.

Alva J. Hopkins, III
President,
Toledo Manufacturing Company

G. Norris Johnson
President,
Johnson Brothers Hardware, Inc.

Corporate Officers

Cornelius P. Holland, III
President

Alyson G. Beasley
Vice President and
Assistant Secretary

William Downey
Treasurer

Wanda D. Pitts
Secretary

Alan E. Harper
Auditor

Southeastern Bank
Board of Directors

Cornelius P. Holland, III
President and
Chief Executive Officer

Alyson G. Beasley
Controller

Leslie H. Blair
Vice President,
Gowen Timber Company, Inc.

David H. Bluestein
Mayor,
City of Darien

Gene F. Brannen
Retired,
Brannen Seafood Company, Inc.

Archie C. Davis, Jr.
Retired Restaurateur

William Downey
President,
Golden Isles Realty Company, Inc.

Alva J. Hopkins, III
President,
Toledo Manufacturing Company

Lawrence F. Jacobs
President,
Jacobs Seafood Company

G. Norris Johnson
President,
Johnson Brothers Hardware, Inc.

A. Wade Strickland
Cardiologist,
Jones, Strickland, Certain & Sudduth

Farris Thomas, D.D.S.
Retired Dentist

Dan A. Williams
Retired

Emeritus Directors

Gus Patelidas

E. B. Stapleton, Jr.

Charles A. Stebbins

Frank B. Williams, Jr.

Charles M. Williamson, Jr.

Southeastern Bank Corporate Officers

Cornelius P. Holland, III
President and Chief Executive Officer

W. Daniel Burkhalter
Senior Vice President

Rodney P. C. Burney
Senior Vice President

E. Amanda Kirby
Senior Vice President

Alyson G. Beasley
Controller

Randall D. Hicks
Cashier

Wanda D. Pitts
Assistant Vice President and Secretary

Marvin L. Pipkin
Legal Counsel

Alan E. Harper
Auditor and Risk Management Officer

Operational Staff

Mark Belcher
Vice President, Data Processing

Paul H. Ploeger, III
Vice President, Compliance

Christina A. Belcher
Assistant Vice President, Proof Operations

Scott Sykes
Assistant Vice President, Data Processing

Millie J. Ray
Assistant Controller

Carolyn B. Kopotic
Marketing and Training Officer

Judy H. Doke
Assistant Auditor

June D. Shattuck
Banking Officer

Branch Officers - Florida Locations

◊ **Callahan** - 1948 South Kings Road, Callahan, FL 32011, (904) 879-2613

Isidro R. Gajo, Jr.
Assistant Vice President and Branch Manager

Susan A. Patterson
Assistant Banking Officer

◊ **Hilliard** - 7964 W. County Road 108, Hilliard, FL 32046, (904) 845-4432

Suzanna S. Jones
Vice President and Branch Manager

Ann Dyal
Loan Officer

◊ **Yulee** - 1376 East State Road 200, Yulee, FL 32097, (904) 225-9313

Raymond W. Nance, Jr.
Vice President and Branch Manager

Joan S. Jones
Banking Officer

Southeastern Bank
Branch Officers -
Georgia Locations

♦ **Main Office: Darien** - 1010 Northway Street, Darien, GA 31305, (912) 437- 4141

Christopher M. Harper
Assistant Vice President and Branch Manager

Kenneth P. Atwood
Mortgage Loan Officer

Latrelle M. Peterson
Assistant Cashier

Thomas A. Todd, III
Assistant Loan Officer

♦ **Douglas** - 620 S. Peterson Street, Douglas, GA 31533, (912) 384-1212

Juanell Graham
Assistant Operations Officer

Louise G. Wilson
Assistant Banking Officer

♦ **Eulonia** - Highway 17, Eulonia, GA 31331, (912) 832-4418

Diane Y. Martin
Vice President and Branch Manager

Mary Odum
Assistant Banking Officer

♦ **Folkston** - 101 Love Street, Folkston, GA 31537, (912) 496-7345

Thomas R. Tillman
Vice President and Branch Manager

Tony Crews
Loan Officer

Janice S. Conner
Banking Officer

L. Geraldine Knowles
Operations Officer

Alice C. Murray
Mortgage Loan Officer

♦ **Hazlehurst** - 14 Hinson Street, Hazlehurst, GA 31539, (912) 375-5586

Harris Meadows
Vice President and Branch Manager

Andrea Q. Moeykens
Assistant Vice President

Mildred Kerns
Banking Officer

Jean Griffin
Assistant Banking Officer

♦ **Hoboken** - 107 E. Main Street, Hoboken, GA 31542, (912) 458-2116

Shirley Wainright
Vice President and Branch Manager

Darlene Wainright
Assistant Banking Officer

♦ **Kingsland** - Highway 40 East, Kingsland, GA 31548, (912) 729-6700

B. Patricia Lee
Assistant Vice President And Branch Manager

Karla Rosengren
Mortgage Loan Officer

Southeastern Bank Branch Officers - Georgia Locations, *continued*

♦ **Nahunta** - 110 Bacon Street, Nahunta, GA 31553, (912) 462-5116

R. Eugene Crews
Vice President and Branch Manager

Larry Wainright
Assistant Vice President

♦ **Nicholls** - 910 Van Streat Highway, Nicholls, GA 31554, (912) 345-2414

Vernice Jordan
Vice President and Branch Manager

Jana P. Carver
Assistant Banking Officer

♦ **St. Marys** - 2512 Osborne Road, St. Marys, GA 31558, (912) 882-2265

James M. Crow
Vice President and Branch Manager

Lisa J. Marino
Banking Officer

♦ **Woodbine** - Bedell Avenue & Highway 17, Woodbine, GA 31569, (912) 576-3221

Craig H. Morgan
Assistant Vice President and Branch Manager

Kimberly M. Lee
Assistant Banking Officer

Voice Banking



- Toll-Free - (800) 630-5776
- Darien & Eulonia - (912) 437-8700

Internet Banking



- www.southeasternbank.com

SBC Financial Services, Inc.
Board of Directors

Cornelius P. Holland, III
President

Alyson G. Beasley
Vice President and Assistant Secretary, Southeastern Banking Corporation

David H. Bluestein
Mayor, City of Darien

Officers & Agents

Cornelius P. Holland, III
President

Wanda D. Pitts
Secretary

Insurance & Financial Planning

- All Locales - (912) 437-7200

Shareholder Information

Corporate Headquarters

Southeastern Banking Corporation
1010 Northway Street
Darien, GA 31305
(912) 437-4141

Corporate Mailing Address

Southeastern Banking Corporation
P. O. Box 455
Darien, GA 31305
www.southeasternbank.com

Subsidiaries

- Southeastern Bank
  - Voice Banking:
    - Toll-Free – (800) 630-5776
    - Darien & Eulonia – (912) 437-8700
  - Internet Banking:
    - www.southeasternbank.com
- SBC Financial Services, Inc.
  - Insurance & Financial Planning:
    - All Locales – (912) 437-7200

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 3:00 p.m. on Tuesday, May 28, 2002 at Southeastern Bank, 1010 Northway Street, Darien.

Stock Trading

The Company's common stock is traded over-the-counter under the symbol SEBC.

Shareholders of Record

On December 31, 2001, the Company had approximately 500 shareholders of record.

Transfer Agent

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948
www.rtco.com

Principal Market Makers

The following make a market in Southeastern Banking Corporation stock:

- Herzog, Heine, Geduld, LLC
- Morgan Keegan

Stock Prices and Dividends Declared By Quarter

- 2001

	4th	3rd	2nd	1st
Market Prices				
High	15 1/2	15 3/4	16 1/2	15 3/4
Low	13 1/16	14 19/64	13	14 1/4
Dividends	.67	.11	.11	.11

- 2000

	4th	3rd	2nd	1st
Market Prices				
High	15 9/16	16 1/4	16 3/8	17 3/4
Low	14	14 1/2	13 1/4	12
Dividends	.21	.10	.10	.10

Investor Inquiries

Analysts, investors, and others seeking information should contact:

- Alyson G. Beasley or Wanda D. Pitts
  (912) 437-4141

Independent Auditors

BDO Seidman, LLP
Atlanta, GA

Southeastern Banking Corporation and its subsidiaries are Equal Opportunity Employers.

Southeastern Bank is a member of the Federal Deposit Insurance Corporation.

SOUTHEASTERN BANKING CORPORATION

1010 Northway Street • Post Office Box 455 • Darien, Georgia 31305 • Telephone (912) 437-4141

Visit us at www.southeasternbank.com